October 11, 2005

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002	Fax: 202-772-9208

Dear Ms. Collins:

On behalf of Ciprico Inc., this letter responds to the comments received from you on behalf of the Securities and Exchange Commission in a letter dated September 29, 2005.  We are fully committed to being compliant with SEC regulations and in providing the public the appropriate information on which they base their investment decisions.

  In response to your letter we provide the following explanations and commentary as to why we feel no revision to our filings is necessary at this time.  We believe our disclosure is compliant with requirements, and is also within the spirit of the regulations.  For ease of reference the Commission’s comments appear directly above the Company’s response.

Form 10-K for Fiscal Year Ended September 30, 2004

Notes to the Consolidated Financial Statement

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, page 28

1.               Comment:

It is unclear from your response how you are accounting for all the technical support services you describe on page 8 of your Form 10-K (including ongoing technical assistance, training and technical support).  Please clarify whether each of these services are only a component of the separate service contract the customer chooses to enter into or whether they are part of the standard warranty you provide.  As previously requested, refer to EITF 00-21 to support your accounting for these multiple elements, clearly indicating how you allocate fees to each deliverable in your arrangement.

Response:

We apologize for any confusion the wording in the Form 10-K implies and will certainly work toward clarity in future filings.

Our products are sold with only a warranty and no other service components.  Revenue is recognized upon shipment of the product and warranty cost is accrued based on estimated costs to provide such warranty given historical experience and expectation of future conditions.  Again, no other technical services are sold as part of the product sale.  Therefore we do not believe there is a multiple element sale nor do we believe EITF 00-21 applies.

The first paragraph under the sub-heading “Technical Support” on page 8 of the Form 10-K discusses the components of our various service contracts (contract terms used are “Hot Spares”, “24/7 phone support” and “On-site support”).  These service contracts are sold to our customers independently of the product sale.  The second paragraph focuses on the standard warranty we provide with a product sale.  The second paragraph also alludes to the opportunity for extended warranty and maintenance services (we do not use these as defined contract terms) which actually refer back again to service contracts.  We account for the extended warranty and maintenance services in conformity with FASB Technical Bulletin No. 90-1.

Our handling and accounting for service contracts is described and disclosed in Item 7, page 19 of Form 10-K as well as Note 1 of the Notes to the Consolidated Financial Statements on page 28 of Form 10-K where we state:  “Revenue from extended warranty and maintenance agreements is recognized on the straight-line basis over the term of the agreement”.

To summarize: we sell service contracts to a small number of customers and thus all revenue from these arrangements represents only approximately 3% of revenues.   The sale of our products is not a multiple deliverable sale as the only undelivered item is warranty, which is covered under higher-level literature and for which our accounting treatment is appropriately disclosed.  Future filings will clarify the delineation between warranty and service.

2.               Comment:

In future filings, revise your discussion of Technical Support in your Form 10-K to indicate that this only represents approximately 3% of your revenues.

Response:

As noted in your comment we will make such indication

Form 8-K/A filed March 30, 2005

Item 9.01 Financial Statements and Exhibits

(a) Financial Statements of Businesses Acquired, page 2

3.               Comment:

As previously indicated, you should include contingent consideration in the test of your investment’s significance unless the likelihood of its payment is remote.  Please clarify whether, at the time of the acquisition, payment of $3.3 million in contingent consideration, which appears to have been excluded in your significance calculation, was remote.  If so, ensure disclosure to that effect is included in your disclosures surrounding your acquisition of Huge Systems.  If not, than provide the financial statements required by Rule 3-05 of Regulation S-X.

Response:

We need some clarification of the above comment as in our response dated June 16, 2005 (in response to your June 2, 2005 letter) we indicated we had included $1.2 million of contingent consideration in the test of significance.  We do not recognize the above reference to a $3.3 million amount.

As noted in the documents filed the maximum amount of contingent payment that could be paid is $4.5 million.  The likelihood of payment of the $4.5 million at the time of filing was (and remains) remote.  To meet the disclosure requirements (20% of the assets of Ciprico) a contingent consideration amount of approximately $3.4 million would need to be considered.  As with the $4.5 million amount, we believe the likelihood of payment of $3.4 million at the time of filing was (and remains) remote.

As defined in the Asset Purchase Agreement (filed with the Form 8-K) the contingent consideration is dependent on the amount of Gross Profit generated from the product line purchased.  The best estimate at the time was that the contingent consideration would be approximately $1.2 million.  At the time of filing of the above referenced From 8-K/A as well at the time of the Form 10-Q filing for the quarter ended March 31, 2005, there was not enough support to accrue an amount that would be paid “beyond a reasonable doubt”.

4.               Comment:

We note disclosure in your June 30, 2005 Form 10-Q that you recorded a payable for the contingent consideration of $1.0 million based on performance of the business.  Tell us how your accounting for this contingent consideration complies with paragraphs 26 and 27 of SFAS 141.  In this regard, clarify why you believe the outcome of the contingency is determinable beyond a reasonable doubt, particularly in light of your statements in your response to prior comment no. 5 that indicate the contingent consideration will most likely be ‘substantially less’ than $1.2 million.

Response:

Based on substantial sales increases in the Huge Systems products through June, as well as sales activity and orders in July, it was clear beyond a reasonable doubt that some amount of contingent consideration would be paid.  In support of this is the fact payment under the contingent consideration arrangement was made at the end of July, as disclosed.  Thus in compliance with paragraphs 26 and 27 of SFAS 141 we determined that total contingent consideration of approximately $1 million would be paid and should be accrued as of June 30, 2005.  By the very nature of such contingent arrangements the facts change and the impacts of sales activity make the assessment a dynamic activity.  At the time of our earlier response we did not have the advantage of seeing the June & July sales order activity.  Even if we did have that knowledge, we would still consider the $1 million amount as “substantially less” than the earlier $1.2 million estimate.  There is no question that the assessment of what will be paid in contingent consideration beyond a reasonable doubt will require reassessment for our next filing (Form 10-K) as we gather more historical data (actual shipments and order activity) and get closer to the end of the 12 month period on which the contingent consideration calculation is based.

We are available and willing to discuss any of these items with members of your staff.  My direct line is 763-551-4016.

Regards,

/s/ Monte S. Johnson

Monte S. Johnson

Vice President – Finance & Chief Financial Officer

Cc:                               Mr. James W. Hansen, Chief Executive Officer